INDEPENDENCE POINT SECURITIES LLC
SEC ID No. 8-70853
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2022
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TABLE OF CONTENTS
AS OF DECEMBER 31, 2022

Page(s)

Form X-17 A-5 Part III

Oath or Affirmation

Report of Independent Registered Public Accounting Firm

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-70853

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 5/16/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: INDEPENDENCE POINT SECURITIES LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

600 5TH AVENUE, 8TH FLOOR
(No. and Street)

New York	NY	10020
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Janice Parise	(212) 751-4422	JParise@dfppartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Fulvio & Associates, LLP
(Name – if individual, state last, first, and middle name)

5 West 37th Street, 4th floor	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

12/20/2018	6529
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anne Clarke Wolff, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of INDEPENDENCE POINT SECURITIES LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SHEILA ROBBEN
Notary Public, State of Connecticut
My Commission Expires Jan. 31, 2024

[signature]
Notary Public

Signature: [signature]

Title:
CEO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212–490–3113
FAX: 212–575–5159
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203–857–4400
FAX: 203–857–0280

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Independence Point Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Independence Point Securities LLC (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Fulvio & Associates LLP

We have served as the Company's auditor since 2022.

New York, New York

February 27, 2023

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2022

ASSETS

Cash and cash equivalents	$	2,495,306
Accounts receivable		536,995
Other assets		24,917
TOTAL ASSETS	**$**	**3,057,218**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Due to affiliate		3,033
Accrued payable and accrued expenses		591,512
TOTAL LIABILITIES		594,545

MEMBER'S EQUITY

Member's equity		4,568,284
Accumulated deficit		(2,105,611)
MEMBER'S EQUITY		2,462,673
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**3,057,218**

The accompanying notes are an integral part of this financial statement.

NOTE 1   DESCRIPTION OF ORGANIZATION AND BUSINESS

Independence Point Securities LLC (the "Company") is wholly owned by Independence Point Advisors (the "Parent") and was formed on November 23, 2021. The Company was approved as a Broker Dealer with the Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA") on May 16, 2022.

The Company provides investment banking services including merger and acquisition advisory services, equity and debt underwritings in a selling group capacity and private placements.

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the amounts of revenues and expenses during the reporting period. Actual results could materially differ from these estimates.

Accounts Receivable

Accounts receivable are comprised of net receivables for advisory and underwriting revenue. These accounts receivables are measured at amortized cost. The Company evaluates collectability of its accounts receivable and determines if an allowance for credit losses is necessary based on historical payment information, known customer financial concerns, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability. The Company determined there is no allowance for expected credit losses at December 31, 2022. The accounts receivable balance was $536,995 at December 31, 2022.

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Investment Banking Advisory fees:

The Company provides advisory services related to corporate finance activities such as mergers and acquisitions, reorganizations, tender offers, leveraged buyouts, and the pricing of securities to be issued. The Company enters into agreements with institutional clients, written or otherwise, whereby the Company provides advisory services to clients in exchange for fees. The determination and identification of distinct performance obligations in such agreements may require judgment. Revenue is recognized as the Company satisfies performance obligations. This occurs when promised services are provided to customers in an amount that reflects the consideration the Company expects to receive in exchange for such services. Revenue for advisory services is recognized over time when the services are simultaneously provided by the Company and consumed by the client. For certain contracts, the consideration is included in the transaction price and is constrained until it is probable that a significant reversal of revenue will not occur. In some circumstances, significant judgment is needed to determine the timing and measurement of progress appropriate for revenue recognition under a specific contract.

Underwriting fees:

The Company underwrites securities for business entities seeking to raise funds through a sale of securities to public or private markets. Revenues are earned from fees arising from securities offering in which the Company acts as a co-managing underwriter. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

Cash and Cash Equivalents

The Company considers amounts held in money market accounts with initial maturities equal to less than three months to be cash equivalents.

NOTE 3 RELATED PARTY TRANSACTIONS

Pursuant to an administrative service agreement (the "Agreement") between the Company and the Parent, an affiliate, the Parent allocates expenses to the Company based on expenses incurred by the Parent on behalf of the Company related to its daily operations. The expenses associated with the Agreement include compensation and benefits, travel and entertainment, professional fees, occupancy and other. As of December 31, 2022, the Company owes the Parent $3,033 related to this Agreement as presented on the Statement of Financial Condition at December 31, 2022.

NOTE 4 REGULATORY REQUIREMENTS

The Company is a registered broker-dealer and is therefore subject to the SEC Uniform Net Capital Rule 15c3-l which requires the maintenance of minimum net capital equal to the greater of $100,000 or 6-2/3 percent of “aggregate indebtedness” (12-1/2 percent during the first year of operations), as defined, and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2022, the Company's net capital was approximately $1,901,000, which was approximately $1,801,000 in excess of its minimum requirement.

NOTE 5 INCOME TAXES

The Company adopted Accounting Standards Update (ASU) 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. There was no impact to the Company’s financial statement as the Company is a single member limited liability company and is treated as disregarded entity for federal, state and city income tax purposes; therefore, it does not incur income taxes at the Company level. Instead its earnings and losses are passed through to the member and included in the calculation of the member’s tax liability. Accordingly, no provision for income taxes has been made in the accompanying financial statement.

NOTE 6 COMMITMENTS AND CONTINGENCIES

In connection with investment banking activities, the Company may from time to time provide underwriting commitments to clients in connection with capital raising transactions. As of December 31, 2022, the Company had no commitments.

In the ordinary course of business, various legal actions may be taken against the Company. Management was not aware of any pending litigation or unasserted claims as of December 31, 2022.

NOTE 7   CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash balances in one bank, which at times may exceed federally insured limits. These balances are insured by the Federal Deposit Insurance Corporation for up to $250,000. The Company is subject to credit risk should these financial institutions be unable to fulfill their obligation.

NOTE 8   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for adjustment to or disclosure in this financial statement through the date of this report and determined that there are no subsequent events requiring adjustments to or disclosure in the financial statement.